EX-99.77C  VOTES

SHAREHOLDER VOTING RESULTS

     On August 20, 2003, a special joint meeting of shareholders was held. Shareholders of record on June 23, 2003, were entitled to vote on the proposal described below.

(1)	To approve a definitive investment advisory agreement for Advantus
Spectrum Fund, Inc. with Waddell & Reed Ivy Investment Co.

                                         VOTES          VOTES        VOTES
                                          FOR          AGAINST      WITHHELD

Advantus Spectrum Fund, Inc.        2,205,005.856   41,924.384   126,141.460